



Ruan Stander · 3rd
Knysna Capital
City of Cape Town, Western Cape, South Africa · Contact info

 Knysna Capital

 Institute and Faculty of Actuaries

Experience



Founder
Knysna Capital · Full-time
Sep 2021 - Present · 1 yr 1 mo
Cape Town, Western Cape, South Africa

Allan Gray Proprietary Limited
13 yrs 2 mos

Portfolio Manager
Mar 2012 – Feb 2021 · 9 yrs

Manage various portfolios including Equity, Multi Asset Class and Hedged Equities
Research companies to determine their value to shareholders

Quantitative Analyst
Jan 2008 – Feb 2021 · 13 yrs 2 mos

Equity analyst
Jan 2008 – Feb 2021 · 13 yrs 2 mos

Education

Institute and Faculty of Actuaries
Fellow, Investment
Sep 2008 – Jan 2012

University of Pretoria/Universiteit van Pretoria
BSc (Hons), Financial and Actuarial Mathematics
2004 - 2007

Completed additional Computer Science courses
Specialised in Artificial Intelligence at the post graduate level